Mail Stop 3561

								December 2, 2005

 BY U.S. Mail and Facsimile [ 852-2688-0394 ]

 Mr. Samuel M.H. Lai
   Chief Executive Officer (Acting)
 KOWLOON-CANTON RAILWAY CORPORATION
 KCRC House, 9 Lok King Street
 Fo Tan, Sha Tin
 New Territories, Hong Kong

 	Re:	Kowloon-Canton Railway Corporation
Supplemental response letter dated November 7, 2005 on the Form
20-F
for Fiscal Year Ended December 31, 2004
 		Filed November 7, 2005
 		File No. 1-15004

Dear Mr. Lai:

	We have reviewed your supplemental response letter to us dated
November 7, 2005 in response to our letter of comment dated
October
24, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Samuel M.H. Lai
Kowloon-Canton Railway Corporation
December 2, 2005
Page 2

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1. We have reviewed your response to prior comment 5 in some detail and we have taken note of the companies to which you refer. However we remain of the view that the estimated depreciable lives used by other companies within your industry reporting with us as Commission registrants, and which have similar fixed assets as your `tunnels, bridges and roads`, do not exceed a period that is greater than 40 to
50 years for U.S. GAAP purposes. As such we continue to believe this to be a U.S. GAAP reconciling item that should be reflected in your
U.S. GAAP reconciliation footnote because it is considerably less than your HK GAAP depreciable life that approximates 100 years. Please revise.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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